UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Supervisory Committee’s Report

To the shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

1.         As required by both section 294 of Law No. 19,550 and the National Securities Commission’s Regulations, we have performed a review of the accompanying consolidated financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) and its subsidiary companies, which comprise the consolidated statement of financial position as of December 31, 2013, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, a summary of the significant accounting policies and other explanatory information. Additionally, we have reviewed the Directors Annual Report for the year ended December 31, 2013. The balances and other information relating to fiscal year 2012 are an integral part of the aforementioned audited financial statements and should, therefore, be considered in relation to those financial statements.

2.         The Company Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences as the applicable accounting standards and incorporated by the National Securities Commission (CNV) into its regulations, as they were approved by the International Accounting Standards Board. Additionally, the Board of Directors is responsible for such internal control as it determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express an opinion on the consolidated financial statements based on the review performed with the scope detailed in paragraph 3.

3.         We have performed our review in accordance with current regulations, which require that the consolidated financial statements be examined in accordance with generally accepted auditing standards and that such review include verification of the reasonableness of the significant information contained in the documents subject to the review and their consistency with the information on corporate decisions of which we have become aware, laid down in Board of Directors and Shareholders’ Meetings minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the Company external auditors, Price Waterhouse & Co. S.R.L, who on March 7, 2014 issued their qualified auditors’ report due to the circumstances described in paragraphs 4. through 6. of this report. An audit requires that the auditors plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. Our review did not include the Company’s management, marketing, production or operation criteria, which are the responsibility of the Company Board of Directors and the Shareholders’ Meeting.

Supervisory Committee’s Report (Cont’d.)

4.         In Note 1 to the consolidated financial statements, it is informed that:

-         In the fiscal years ended December 31, 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital were severely affected.

-         This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its higher costs. It is also clarified that as a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through September 2013, that occurred in the current fiscal year through Resolution 250/13, the Company turned its accumulated deficit at March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

-         The Company’s operating and net results for the year being reported were also negative prior to applying SE Resolution 250/13, which does not allow for the regularization of the cash flows the Company needs to provide the public service and make the totality of the investments.

-         The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

As stated in Note 5.1.c., should the conditions existing at the date of these consolidated financial statements continue, the Board of Directors believes that the economic and financial position will continue to deteriorate and that cash flows and operating results for fiscal year 2014, and financial ratios, will be negatively impacted.

5.         As stated in Note 4.2 to the consolidated financial statements, the Company has made its projections to determine the recoverable value of its Property, plant and equipment under the assumption that the electricity rates will be improved according to the circumstances. Both actual cash flows and future results may differ from the estimates used and assessments made by management at the date of preparation of these financial statements. In this regard, we may not anticipate whether the assumptions used by management to make such projections will materialize in the future and, consequently, whether the recoverable value of Property, plant and equipment will exceed their respective net book value.

Supervisory Committee’s Report (Cont’d.)

6.         The situations detailed in paragraphs 4. and 5. generate uncertainty about the ability of the Company to continue operating as a going concern. The Company has prepared the accompanying financial statements in accordance with the accounting principles applicable to a going concern. Therefore, those financial statements do not include the effects of such adjustments and/or reclassifications, if any, that might be required if the described situation is not resolved in favor of the continuity of the Company’s operations and the Company were obliged to sell its assets and/or settle its liabilities, including contingent liabilities, under conditions other than those accepted in the normal course of business.

7.         Furthermore, with regard to the Directors Annual Report for the year ended December 31, 2013, we have verified that it includes the information required by section 66 of Law No. 19,550, and, as to matters within our field of competence, that the numerical data contained therein agree with the Company’s accounting records and other pertinent documentation.

8.        We have verified compliance with the provision and maintenance of Directors guarantees at the date of presentation of these consolidated financial statements as of December 31, 2013, as established in caption 1.4 of Appendix I of Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences.

9.         Based on the review performed, with the scope described above, we report that:

a.       In our opinion, subject to the effects on the financial statements of such adjustments and/or reclassifications, if any, that might result from the outcome of the situations described in paragraphs 4. through 6., the consolidated financial statements mentioned in paragraph 1. present fairly, in all material respects, the consolidated financial position of Edenor S.A. and its subsidiary companies as of December 31, 2013, and its consolidated comprehensive income and consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards.

b.      The consolidated financial statements of Edenor S.A. comply, as to matters within our field of competence, with the provisions of Law No. 19,550 and the applicable CNV resolutions, except for the transcription thereof to the "Inventory and Balance Sheet" book, which is still pending.

c.       We have no observations to make, as to matters within our field of competence, in relation to the Directors Annual Report. However, the affirmations regarding future events included therein are the responsibility of the Board of Directors.

d.      With regard to the Appendix to the Annual Report concerning the Report on the Code of Corporate Governance, no relevant aspect whatsoever has come to our attention that causes us to believe that it should be modified to properly comply with the provisions of Resolution No. 606 of the CNV.

Supervisory Committee’s Report (Cont’d.)

e.       As required by CNV regulations, we have read the external auditors’ report, from which the following may be inferred:

                         i.              the auditing standards applied are those approved by the Argentine Federation of Professional Councils in Economic Sciences, which include the independence requirements, and

                       ii.              the consolidated financial statements have been prepared taking into account the International Financial Reporting Standards and the CNV’s regulations.

10.     We have applied to Edenor S.A. the procedures on money laundering and terrorism financing prevention included in the respective accounting standards issued by the Argentine Federation of Professional Councils in Economic Sciences of the City of Buenos Aires.

11.      The provisions of section 294 of Law No. 19,550 have been complied with.

City of Buenos Aires, March 7, 2014.

By Supervisory Committee

Dr. Daniel Abelovich
Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 21, 2014